UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41647

Ohmyhome Limited

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Ms. Rhonda Wong and Appointment of Ms. Wong Wun Wun Daisy

On October 22, 2025, the board of directors (the “Board”) of Ohmyhome Limited (the “Company”) approved Ms. Rhoda Wong’s resignation as the Co-Chief Executive Officer, Chief Financial Officer and director of the Company. Ms. Wong’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On October 22, 2025, approved by the Board, the Nominating Committee and the Compensation Committee, Ms. Wong Wun Wun Daisy was appointed as the Co-Chief Executive Officer of the Company, effective from October 22, 2025.

The biographical information of Ms. Wong Wun Wun Daisy is set forth below:

Ms. Wong Wun Wun Daisy is a Director and the Chairman of our Company. She was appointed as a Director in February 2025. Ms. Wong is primarily responsible for strategic advice and direction of our Company. Ms. Wong Wun Wun Daisy is an accomplished executive with extensive experience in project management, enterprise resource planning, and business strategy. Since 2019, she has served as an Executive Director at ZOG Group Limited, driving energy efficiency initiatives through audits, equipment upgrades, and technological integration. From 2001 to 2019, she was the CEO of Fu Kwan Warehouse Co., Ltd., leading the company’s development from construction to full-scale operations while securing long-term logistics partnerships with IKEA, Maersk, and DHL. Previously, she was a Director at Chak Ho Group (1992–2001), overseeing project coordination, sales strategy, and business expansion. Ms. Wong Wun Wun Daisy holds a Bachelor’s Degree from The University of British Columbia (1991).

Ms. Wong Wun Wun Daisy does not have any family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On October 22, 2025, Ms. Wong Wun Wun Daisy has received and signed the employment agreement provided by the Company. The term shall continue until her successor is duly elected and qualified. The Board of Directors may terminate the position for any or no reason. Wong Wun Wun Daisy is entitled to compensation of US$30,000 for each calendar year, payable on a monthly basis.

The employment agreement is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

The Company is actively searching for a qualified candidate to assume the role of Chief Financial Officer, following the vacancy created by the resignation of Ms. Rhoda Wong.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Wong Wun Wun Daisy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2025	Ohmyhome Limited

	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Director and Chief Executive Officer

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